Exhibit 99.1

VivoPower International PLC Announces New and Expanded Tembo e-LV Development and Assembly Facility to Serve Growing Customer Base

29,795 square foot facility represents a 113% increase over Tembo’s current space to provide capacity to develop and assemble e-LV kits

LONDON, February 8, 2022 (GLOBE NEWSWIRE) – VivoPower International PLC (NASDAQ: VVPR) (“VivoPower,” the “Company”) is pleased to announce that its wholly-owned subsidiary in the Netherlands, Tembo e-LV B.V. (“Tembo”), will move to an expanded electric light vehicle (“e-LV”) development and assembly facility in Eindhoven in May 2022.

Currently based in Bergeijk, Tembo’s e-LV conversion kits transform diesel-powered vehicles into customized and/or ruggedized e-LVs for use in sectors such as mining, resources, infrastructure, construction, and defense. In the past year, Tembo has made significant progress despite COVID disruptions, including signing agreements with distribution partners for e-LV kits across six continents.

To accommodate these developments and enable the necessary e-LV development and assembly growth to service its customer base, Tembo will move to an expanded facility located in Eindhoven, the hub of the Dutch automotive industry, on May 1st. This new facility is conveniently located within the Eindhoven international airport precinct and comprises 29,795 square feet of space, a significant increase on Tembo’s current facilities of 13,993 square feet.

The Eindhoven area features numerous automotive OEMs and related manufacturing businesses. It is home to over 50 percent of the Dutch automotive industry.

Jos van der Linden, Managing Director of Tembo in the Netherlands, said: “Tembo’s relocation is essential for the continued growth of our company. Being in central Eindhoven, our new facilities will enhance our ability to recruit engineering talent. With this move, we are also ensuring that we have the capacity to meet the requirements of our partners and customers.”

About VivoPower

VivoPower is a sustainable energy solutions company focused on battery storage, electric solutions for customized and ruggedized fleet applications, solar and critical power technology and services. The Company's core purpose is to provide its customers with turnkey decarbonization solutions that enable them to move toward net zero carbon status. VivoPower is a certified B Corporation with operations in Australia, Canada, the Netherlands, the United Kingdom, the United States, and the United Arab Emirates.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the United States federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the potential expansion of Tembo’s operations, the benefits of its new location in the Eindhoven region, and future customer orders and product deliveries. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

Contact

Shareholder Enquiries

shareholders@vivopower.com

Media Enquiries

vivopower@secnewgate.co.uk

Sophie Morello / Jessica Hodson Walker / Richard Bicknell